Exhibit (a)(1)(J)

PRESS RELEASE

FOR IMMEDIATE RELEASE	Contact:	Donald R. Myll or Joseph F. Marino
(866) 861-3229
September 4, 2003

AMN HEALTHCARE SERVICES, INC. ANNOUNCES

COMMENCEMENT OF OFFER TO

PURCHASE UP TO $180.0 MILLION OF SHARES

AND STOCK OPTIONS

San Diego, CA (September 4, 2003) – AMN Healthcare Services, Inc. (NYSE: AHS), a Delaware corporation, announces the commencement of a tender offer to purchase shares of its common stock, par value $0.01 per share, and vested and exercisable employee stock options with exercise prices less than $18.00 per share. The purchase price for common stock in the tender offer will be $18.00 per share and the purchase price for stock options will be equal to $18.00 per option less the applicable exercise price of such option, in each case, net to the seller in cash, without interest. In the tender offer, AMN is purchasing shares and options whose aggregate purchase price does not exceed $180.0 million, representing a maximum of 10 million of AMN’s outstanding shares. AMN also reserves the right, in its sole discretion but subject to any applicable legal requirements, to purchase more than $180.0 million in aggregate purchase price of shares and options in the tender offer. The terms of the tender offer are described more fully in the tender offer documents that are being mailed to securityholders and filed with the Securities and Exchange Commission today.

The tender offer commences today, September 4, 2003, and is set to expire at 12:00 midnight, Eastern Time, on October 1, 2003, unless extended. AMN intends to use approximately $40 million of cash on hand and credit facility borrowings of approximately $145 million to pay the purchase price for the shares and options purchased in the offer and to pay expenses incurred in connection with the offer.

On the terms and subject to the conditions of the tender offer, holders have the opportunity to tender all or a portion of their shares and options. If holders properly tender shares and options whose purchase price exceeds $180.0 million in the aggregate, AMN will purchase shares and options tendered by securityholders on a pro rata basis. The tender offer is subject to a number of conditions, including the availability of satisfactory financing for the tender offer.

Certain partnerships affiliated with Haas Wheat & Partners, L.P., (the “HW Stockholders”), which together own approximately 46.7% of the outstanding common stock of AMN, have informed AMN that they intend to tender all of their shares in the tender offer. Steven C. Francis, the Chief Executive Officer of AMN, has informed AMN that he will not be tendering any of the shares or options he beneficially owns. In addition, other directors and executive officers of AMN have advised AMN that they intend to tender shares and options that they beneficially own. AMN expects that all securities tendered (including those tendered by the HW Stockholders and AMN directors and executive officers) will be subject to reduction on a pro rata basis.

Mr. Francis stated, “We believe that this tender offer will be an effective utilization of our cash resources and capital position. In addition, we expect that the tender offer will be accretive to the Company’s earnings per share.” Mr. Francis noted, however, that neither the Board of Directors nor AMN is making any recommendation to any securityholder as to whether to tender or refrain from tendering securities into the offer. In addition, Mr. Francis reiterated the Company’s practice of not providing guidance regarding its future results beyond the current quarter.

About AMN

AMN is the largest nationwide provider of travel healthcare staffing services. AMN recruits nurses and allied health professionals nationally and internationally and places them on temporary assignments, typically for 13 weeks, at acute-care hospitals and healthcare facilities throughout the United States.

Cautionary Statement

This press release is for informational purposes only, and is not an offer to buy or the solicitation of an offer to sell any of AMN’s securities. The solicitation of offers to buy AMN’s securities is being made only pursuant to the tender offer documents, including the offer to purchase and the related letter of transmittal that AMN is distributing to holders of its securities and filing with the Securities and Exchange Commission.

This press release contains certain “forward-looking statements,” within the meaning of the Private Securities Litigation Reform Act of 1995. AMN has tried, whenever possible, to identify these forward-looking statements using words such as “anticipates,” “believes,” “estimates,” “projects,” “expects,” “plans,” “intends” and similar expressions. Similarly, statements herein that describe AMN’s business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause AMN’s actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: AMN’s ability to continue to recruit and retain qualified temporary healthcare professionals and ability to attract and retain operational personnel; AMN’s ability to enter into contracts with hospitals and other healthcare facility clients on terms attractive to AMN and to secure orders related to those contracts; the attractiveness to hospitals and healthcare facility clients of AMN’s services; changes in the timing of hospital and healthcare facility clients’ orders for and AMN’s placement of temporary healthcare professionals; the general level of patient occupancy at AMN’s hospital and healthcare facility clients’ facilities; the overall level of demand for services offered by temporary healthcare providers; AMN’s ability to successfully implement its acquisition and integration strategies; the effect of existing or future government regulation of the healthcare industry, and AMN’s ability to operate in compliance with these regulations; the impact of medical malpractice and other claims asserted against AMN; and AMN’s ability to carry out its business strategy, including adapting to an increasingly competitive environment. These statements reflect AMN’s current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time.

AMN has filed a tender offer statement and may file other relevant documents concerning the tender offer with the SEC. Investors and securityholders are urged to read the tender offer statement (including the Offer to Purchase, Letter of Transmittal and related tender offer documents) and any other documents filed with the SEC because they contain important information on the tender offer. Investors and securityholders will be able to obtain these documents as they become available free of charge at the SEC’s website (www.sec.gov), or at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by AMN may be obtained free of charge by contacting AMN Healthcare Services, Inc., Attn: Investor Relations (tel: 866-861-3229). Investors and securityholders should read the tender offer statement carefully before making any decision with respect to the tender offer.